FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                       November 2002
                 ---------------------------------------------------------------

Commission File Number
                      ----------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


        145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7
--------------------------------------------------------------------------------



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]


         Form 20-F       X                            Form 40-F
                    -----------                                -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                  Yes                        No      X
                     -----------                -----------

         [If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------

Stock Symbols:        AEM (NYSE)              For further information:
                      AGE (TSE)               David Garofalo, VP Finance and CFO
                                              (416) 847-3708



FOR IMMEDIATE RELEASE



       AGNICO-EAGLE FILES UNALLOCATED SHELF PROSPECTUS IN CONJUNCTION WITH
                 RECENT OFFERING OF COMMON SHARES AND WARRANTS

         TORONTO, November 1, 2002 - Agnico-Eagle Mines Limited ("Agnico-Eagle") today announced that to satisfy requirements under the terms of its recently announced offering of common shares and warrants, it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada and a shelf registration statement with the United States Securities and Exchange Commission. Under this prospectus, Agnico-Eagle may from time to time offer by way of shelf prospectus supplement debt securities, common shares or warrants to purchase debt securities or common shares in the aggregate amount of up to US$500,000,000. Agnico-Eagle has no present intention to offer securities under the shelf prospectus other than common shares issuable upon the exercise of the warrants in the United States.

         Agnico-Eagle is an established Canadian gold producer with operations located principally in northwestern Quebec and exploration and development activities in Canada and the southwestern United States. Agnico-Eagle's operating history includes three decades of continuous gold production, primarily from underground mining operations. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at LaRonde.

         The shelf registration statement relating to these securities filed with the United States Securities and Exchange Commission has not yet become effective. Securities may not be sold nor may offers to buy be accepted prior to the time the shelf registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (on Form 20-F).

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                AGNICO-EAGLE MINES LIMITED



Date:  November 4, 2002                          By:  /s/ David Garofalo
                                                     ---------------------------
                                                     David Garofalo
                                                     Vice-President, Finance
                                                     and Chief Financial Officer